LifeVantage

Executing on Our Transformation to Drive Stockholder Value

OCTOBER 2023



What Is This Proxy Contest About?

This proxy contest is about whether half of the independent directors of LifeVantage – nearly all of the Board's leadership – should be replaced despite **the Board's proactive reformation of the Company's management team and strategy** that has led LifeVantage to be **one of the best-performing stocks of 2023**



Table of Contents



Executive Summary



Executive Summary

In 2020, LifeVantage's business was in trouble because of changes accelerated by the pandemic

- As a result of the pandemic, the industry was growing but also changing significantly: direct sellers were building businesses online instead of in-person and seeking partners with sophisticated digital tools

- We were faced with hidden challenges despite the top-line growth: poor e-commerce tools to facilitate sales, inadequate social media training, and a suboptimal compensation structure for the new "gig" economy

- Our growth projections disappointed the Board; with no new products and a lack of modern tools, consultants were losing confidence and leaving

- Despite what appeared externally to be relatively robust revenue growth, the business was troubled

The Board took decisive action to rebuild the leadership team, develop a new strategic plan and strengthen the Board with relevant skills

- Recognizing the suboptimal strategy and lack of innovation and direction, the Board took proactive steps in late 2020 and early 2021

- Since September 2020, the entire senior leadership team has been changed

- The rebuilt leadership team, with specialized consulting firms, developed a new strategic plan with close Board oversight

- In February 2022, the Board recognized the need for self-refreshment and recruited Cynthia Latham, who has over 35 years of direct selling, strategic market planning and product development experience

The Company deliberately and systematically strengthened the business in preparation for the launch of the new strategy

- In preparation for the launch of our new LV360 strategy, the Board worked closely with management to design a new industry-leading, modern compensation plan and a unique customer loyalty program

- The Company designed and launched several new products

- The Company launched in a new geography

- The Company invested heavily into several new social media training programs and an enhanced digital app for consultants

- The Company optimized consultant-customer interactions to align with post-pandemic lifestyle trends



Executive Summary (Continued)

Since the launch of the LV360 strategy, LifeVantage has delivered strong performance

- In late 2022, LV360 was introduced to the Company's top consulting leaders
- In January 2023, the plan was announced publicly
- In March, LV360 was launched in the Company's top markets around the world in front of 10,000 consultants, including partners in the U.S., Japan, Australia and New Zealand
- Last quarter the Company grew revenue by 6% and increased Adjusted EBITDA by 179% year-over-year as a result of LV360
- Since the launch of LV360 in January, the Company's stockholders have done well: the stock has generated a total return of 108%,[1] among the best returns for any U.S. public company this year

The Radoff-Sudbury Group candidates do not bring needed skills, and the removal of the targeted directors will weaken the Board

- The Radoff-Sudbury Group is seeking to replace half our independent directors, despite failing to offer meaningful operational or strategic ideas to improve LifeVantage
- The three dissident nominees have refused to be interviewed by the Board, making it difficult to understand their potential contributions
- The Radoff-Sudbury Group nominees do not match the needs of the Board, which is seeking a diverse individual with digital, technology and artificial intelligence expertise
- The removal of the targeted directors, including the Chair of the Board, the Chair of the Compensation Committee, and the three individuals compromising the entire Audit Committee, will unquestionably weaken the Board and disrupt our progress

Stockholders should support the incumbent Board, new leadership team and refined strategy

- LifeVantage's Board acted proactively and decisively to replace the leadership team and to implement a comprehensive business transformation plan
- The new strategy is working, revenues and profits are increasing, and stockholder value is growing
- The Board recruited a new director with the skills and experiences necessary to enhance the Board at a critical time
- The Radoff-Sudbury Group has offered no new ideas for improving the business and the election of its candidates would result in a significant net loss to the Board

1.   Source: FactSet. Data as of October 12, 2023.



Overview of LifeVantage (Nasdaq: LFVN)

- We are world leaders in using nutrigenomics to activate a healthy body, mind, and mood with science-backed products that include unique combinations of naturally occurring compounds

- We activate financial, social, and community wellness by using a direct selling model to offer our premium-quality supplements, energy, and skin-care products through a connected network of independent consultants around the globe

- Through a series of deliberate actions intended to ensure LifeVantage has a sustainable, long-term strategy, we have completely transformed our Company to bring new products to market through a world-class distribution base of committed consultants using powerful digital technologies and social media platforms that produce greater profits and increased value for our stockholders

FY 2023 NET REVENUE BY REGION[1]



- Americas
- Asia/Pacific and Europe

$58
$155

ANNUAL NET REVENUE ($M)[1]



$206	$213	$216-226
FY 2022	FY 2023	FY 2024E

SUMMARY DATA[1]

Market Value ($M)	$93
Enterprise Value ($M)	$84
FY 2023 Net Revenue	$213
FY 2023 Adjusted EBITDA ($M)	$12
EV/2023 Net Revenue	0.4x
EV/2023 Adjusted EBITDA	7.2x
Total Active Consultants (as of June 30, 2023)	54,000
Total Active Customers (as of June 30, 2023)	89,000
Total Active Accounts (as of June 30, 2023)	143,000
Corporate Employees (as of June 30, 2023)	248

1. Source: FactSet and LifeVantage FY 2023 Form 10-K, filed with the SEC on August 28, 2023. Data as of October 12, 2023 unless specified otherwise. See Appendix for reconciliations.



We Have Repositioned the Company

The Board has guided the rebuilding of our leadership team and repositioning and transformation of our business since 2020

	2020	**2021**	**2022**	**2023**
Strategic Changes	• The Board determined the Company's strategy was unsustainable in a rapidly changing industry environment and that new leadership was required	• Performed full organizational and operational evaluation • Began planning of new strategic initiatives that became LV360	• Internal kick-off of LV360 strategy initiative • Launched in the Philippines • Initiated first ever quarterly dividend	• Declared $0.40/share special dividend • Publicly announced LV360 strategic plan • Launched Rewards Circle in U.S. • Launched Evolve Compensation Plan in the U.S., Japan, Australia and New Zealand
Board and Leadership Changes	• Announced the appointment of Steve Fife as Interim CEO • Conducted a comprehensive search for a new CEO, including internal and external candidates	• Steve Fife appointed as CEO • Carl Aure appointed as CFO • Alissa Neufeld appointed as General Counsel	• Cynthia Latham joined the Board • Julie Boyster appointed as Chief Marketing Officer • Kristen Cunningham Appointed as Chief Sales Officer • Michelle Oborn appointed as Chief People Officer	• Cory Hall appointed as SVP Operations
Product and Platform Changes	• Reevaluated the Company's product development strategies and market penetration plans • Launched global unified "invite, tool and team" system for consultants	• Launched CBD-Enhanced Nrf2 Personal Care Line • Launched IC Bright • Introduced new consultant-led tools on social media to allow consultants to see and engage with reviews and testimonials	• Launched True Science Liquid Collagen into U.S. market alongside several hundred sharable tools, including graphics and videos, to help inform consultants and engage customers	• Launched True Science Liquid Collagen in Japan, Australia and New Zealand • Launched new consultant recognition program, consultant communication hub and consultant enrollment pack • Launched Rise AM, Reset PM and D3+



Our New Plan Has Driven Outperformance

We believe that our improved relative total shareholder return ("TSR") reflects our progress under our rebuilt leadership team and new LV360 strategy

TSR SINCE ANNOUNCEMENT OF LV360 STRATEGY[1]



Russell 2000	(4%)
Nasdaq Composite	24%
Channel Peers	(17%)
Proxy Peers	(32%)
LifeVantage	108%

1-YEAR TSR[1]



Russell 2000	5%
Nasdaq Composite	30%
Channel Peers	(35%)
Proxy Peers	(26%)
LifeVantage	108%

TSR DURING CEO'S TENURE[1,2]



Russell 2000	(17%)
Nasdaq Composite	1%
Channel Peers	(45%)
Proxy Peers	(38%)
LifeVantage	(11%)

3-YEAR TSR[1]



Russell 2000	8%
Nasdaq Composite	14%
Channel Peers	(33%)
Proxy Peers	(26%)
LifeVantage	(39%)

5-YEAR TSR[1]



Russell 2000	15%
Nasdaq Composite	81%
Channel Peers	(49%)
Proxy Peers	(36%)
LifeVantage	(24%)

1. Source: FactSet. Data as of October 12, 2023. "Proxy Peers" include Celsius Holdings, e.l.f. Beauty, Jamieson Wellness, Lifeway Foods, Mannatech, Medifast, Natural Alternatives International, Nature's Sunshine Products, Nautilus, PetMed Express and USANA Health Sciences. "Channel Peers" include Herbalife, Nu Skin Enterprises, Nature's Sunshine Products, Mannatech and USANA Health Sciences. Peer data refers to median.
2. Reflects TSR since Mr. Fife was appointed CEO on a permanent basis on February 2, 2021.



The Radoff-Sudbury Group Has Not Offered Any Meaningful Ideas to Drive Value

Principal ideas offered by the Radoff-Sudbury Group:

STRATEGY	CAPITAL ALLOCATION	OPERATIONS	BOARD & GOVERNANCE
▪ **NOTHING**	▪ The Company should not have sponsored a Major League Soccer team approximately ten years ago[1] ▪ The Company should not have leased office space outside of Salt Lake City[2]	▪ **NOTHING**	▪ Every member of the Audit Committee should be replaced despite no audit or financial reporting issues[3] ▪ The Rights Plan should be terminated to allow the Radoff-Sudbury Group to buy more shares[4]

1. Source: Radoff-Sudbury Group Letter to LifeVantage Stockholders, filed with the SEC on September 26, 2023 ("Stockholders should look no further than LifeVantage's 10-year, $30 million deal inked with major league soccer team Real Salt Lake for jersey and stadium sponsorship.").
2. *Id*. ("We also question the Board's decision to commit to an 11-year lease for office space just outside Salt Lake City…").
3. *Id*. ("We believe that the directors serving on the Audit Committee… should be held responsible…").
4. *Id*. ("[LifeVantage's Board] adopted a poison pill with a low 12% primary trigger as a defensive maneuver…").



The Radoff-**Sudbury Group's Nominees** Will Not Add Value



Dayton Judd
Managing Member, Sudbury Capital Management, LLC

- Chair and CEO of a public company that has had repeated financial oversight failures, including financial restatements, delinquent filings, material weaknesses in internal controls and repeated dismissal of auditors[1]
- Currently serves as CEO of a publicly traded company and as a director on two public company boards, in addition to managing his investment fund, raising questions about his ability to devote sufficient time to LifeVantage, if elected
- One of the largest stockholders of Mannatech, one of our direct competitors and peers



Michael Lohner
President, Lohner Investments, LLC

- A direct selling company he led as CEO underperformed, leading to a restructuring that favored the debt holders
- Appears to have misrepresented the nature of his experience at Bain & Company[2] and his performance as CEO of Home Interiors & Gifts
- President of a SPAC that is trying to acquire a business in the direct selling industry,[3] creating potential conflicts of interest
- Experience is duplicative of that of the Company's newest director, Cynthia Latham, who has over 35 years of direct selling, strategic market planning and product development experience



Bradley Radoff
Private Investor

- Has a troubling track record of nominating candidates who were later alleged to have committed serious ethical breaches, including facilitating possible insider trading[4] and misappropriating corporate funds for personal use[5]
- Has a large ownership stake in a competitive business, creating conflicts of interest and potential loyalty issues
- Has offered no substantive ideas for improving LifeVantage

1. Source: Source: Fitlife Brands Form 10-Ks and 10-Qs from March 31, 2019 to June 30, 2023.
2. Compare the Radoff-Sudbury Group's Definitive Proxy Statement, filed with the SEC on September 25, 2023, representing that Mr. Lohner was a "consultant" at Bain to an archived biography, available at https://web.archive.org/web/20090312053716/http://www.cottonwoodpartners.com/CompanyInfo/ExecOfficers.aspx?OffId=13, stating that Mr. Lohner was only a summer intern.
3. See Direct Selling Acquisition Corp. Prospectus, filed with the SEC on September 27, 2021.
4. See Acacia Research Form 8-K, filed with the SEC on September 10, 2021.
5. See Acacia Research Form 8-K, filed with the SEC on February 3, 2023.



Stockholders Should Support
LifeVantage's Board of Directors

 **OUR BOARD HAS DRIVEN CHANGE**

- Since the pandemic, **we significantly transformed the business**, starting with a **new CEO** who **restructured the entire management team** and **worked with the Board to develop a sustainable strategy for long-term success**

- Over the course of this fundamental strategic shift, we developed an **industry-leading direct selling compensation program** for consultants and customers, a **state-of-the-art customer loyalty program**, **launched several new successful products, developed new digital tools and an enhanced app** and **entered new international markets**

- **Our strategy is clearly working,** the team is executing well, and **performance is strong**

 **OUR BOARD IS BEST POSITIONED TO CONTINUE EXECUTING OUR STRATEGY**

- The Board is comprised of **seven engaged directors with an average tenure of 6.5 years who collectively own approximately 7%** of LifeVantage stock

- We **enhanced diversity and added important direct selling expertise to the Board in 2022**

- **The Board has the skills, expertise, and institutional knowledge needed to oversee the continued transformation of the Company**

  - These include a strong balance of executive leadership, strategic planning, direct selling, marketing/branding, new product and market development, finance and international operations

- **The election of the Radoff-Sudbury candidates would remove valuable skills and critical leadership from the Board at a vital time** during the Company's complex business transformation



LifeVantage Has Transformed Its Business and Strategy



Positive Trends Were Shaping Our Industry, but We Were Not Well-Positioned to Succeed

	MAJOR TRENDS	LEGACY LIFEVANTAGE CHALLENGES
E-commerce	The COVID-19 pandemic accelerated a shift from physical retail sales to e-commerce, providing new opportunities but also requiring a reevaluation of our business model	**Our e-commerce site was not optimized to support increased purchasing driven by the pandemic or promote subscription-based revenue generation by emphasizing recurring purchases**
Social Media	The rise of social media has given rise to social entrepreneurship, with individuals able to leverage their social networks to build a business around their online presence	**Our social media activity focused on promotions, which drove short-term activity but not sustained engagement; we were not using social media effectively to evangelize our products and business opportunity**
Focus on Health and Wellness	Consumers are more educated and informed than ever and are seeking new products to activate and optimize their health	**Excessive focus on promotional activity to drive short-term results and inattention to innovation and product development to address new and emerging consumer needs**
Data and Digitization	The proliferation of new technology, tools and data has enabled consultants to track and measure their progress and have greater control over and visibility into their business	**Our app lacked important tools to support consultants and was not being widely used**
Gig Economy	With the growth of ride-sharing and similar platforms and hybrid work models, individuals have increasingly embraced side businesses as a way to supplement their income	**Compensation program was not structured in a way that adequately rewarded consultants who were passionate about selling our products but were not interested in building and scaling a business**



The Board Executed a Deliberate Transformation Process



A — September 2020 to June 2022
Management rebuild

B — April 2021 to January 2023
Developed and tested new strategy

C — January 2023 to Present
Implemented LV360

2020 | 2021 | 2022 | 2023

	ACTIONS	RESULTS
A	**Rebuilt the Management Team** Recognizing the need for new leadership, the Board replaced the CEO and supported the new CEO as he rebuilt the senior leadership team	✓ The entire senior leadership team has been refreshed, with the replacement or promotion of eight senior leadership team members
B	**Developed and Tested a New Strategy** After an April 2021 strategy session, the Board met 18 times over the next two years to develop and refine a new strategy to reposition the business and drive growth	✓ Announced our new LV360 strategic plan in January 2023
C	**Implemented LV360** The Board continues to oversee the execution of the LV360 strategy as the Company's transformation continues	✓ Two consecutive quarters of revenue and Adjusted EBITDA growth and margin expansion since the LV360 strategy was announced, putting the Company on a path to achieve its long-term targets





We Have Rebuilt Our Management Team

In September 2020, in recognition of rapidly changing industry dynamics, we began a full rebuild of our management team to elevate talent and bring in new perspectives

AUGUST 2020



Darren Jensen
CEO



Steven Fife
CFO



Kevin McMurray
General Counsel



Ryan Goodwin
Chief Marketing Officer



Justin Rose
Chief Sales Officer



Charles Wach
COO



Brian Dixon
SVP, R&D

TODAY



Steven Fife
CEO
2020[1]



Carl Aure
CFO
2021



Alissa Neufeld
General Counsel
2021



Julie Boyster
Chief Marketing Officer
2022



Kristen Cunningham
Chief Sales Officer
2022[2]



Cory Hall
SVP, Operations
2023



Michelle Oborn
Chief People Officer
2022[3]



Rob Harris
Chief Digital Officer
2022



Lisa Barnes
VP, R&D
2022



1. Mr. Fife was appointed as Interim President and CEO effective September 3, 2020. He was named President and CEO on a permanent basis effective February 2, 2021.
2. Ms. Cunningham was hired as Vice President, Field Development on November 6, 2020 and appointed Chief Sales Officer effective June 6, 2022.
3. Ms. Oborn was appointed to her present role of Chief People Officer on August 18, 2022, having first joined the Company in 2009.



We Now Have the Right Leadership Team

Steve Fife


APPOINTED 09.03.2020[1]

PRESIDENT, CEO & DIRECTOR

Joined LifeVantage as Chief Financial Officer and named Interim President and CEO in 2020 before his role became permanent in 2021. Certified Public Accountant who has served a variety of financial leadership roles for a professional services firm and several publicly traded companies.

Carl Aure


JOINED 10.26.2021

CHIEF FINANCIAL OFFICER

Certified Public Accountant with more than 24 years of finance and accounting experience and more than 15 years in direct selling.

Michelle Oborn


APPOINTED AUGUST 2022[2]

CHIEF PEOPLE OFFICER

Has led Human Resources team through growth from a small startup and international expansion to become a medium-sized enterprise, also oversees the LifeVantage Legacy 501(c)(3).

Alissa Neufeld


JOINED 03.31.2021

GENERAL COUNSEL

Has served as legal counsel in roles at the local and national level, including in-house counsel for a global direct-selling company.

Julie Boyster


JOINED 01.03.2022

CHIEF MARKETING OFFICER

Brings extensive experience building teams, planning strategies, and executing omni-channel marketing programs for well-known retail and direct-selling brands.

Rob Harris


JOINED 04.23.2022

CHIEF DIGITAL OFFICER

More than 28 years of experience as a global technology leader at direct-to-consumer companies overseeing global IT infrastructure, security, applications, and more.

Kristen Cunningham


APPOINTED 06.06.2022[3]

CHIEF SALES OFFICER

Joined as Vice President of Field Development and named CSO in 2022. Has 15 years of experience managing sales and business development for global direct-selling companies.



1. Mr. Fife was appointed as Interim President and CEO effective September 3, 2020. He was named President and CEO on a permanent basis effective February 2, 2021.
2. Ms. Oborn was appointed to her present role of Chief People Officer in August 2022, having first joined the Company in 2009.
3. Ms. Cunningham was hired as Vice President, Field Development on November 6, 2020 and appointed Chief Sales Officer effective June 6, 2022.



The Board Oversaw Our Strategic Repositioning

At an April 2021 strategy session, the Board approved a set of "Wildly Important Goals" (WIGs) to reposition the business, laying the foundation for what would become the LV360 initiative

Over the next two years, the Board met 18 times, including quarterly sessions dedicated to strategy, to oversee progress and promote a **cadence of accountability** and to actively review progress against Key Performance Indicators (KPIs), roadmaps and timelines

EXCERPTS FROM VARIOUS BOARD PRESENTATIONS (APR 2021 – JAN 2023)







The Board Provided Rigorous Oversight

The Board directed management to develop a plan to transform the Company's business and strategy and provided rigorous oversight in its implementation

BOARD ACTIONS

E-commerce	The Board directed management to study e-commerce trends and develop a more unified user experience across our digital platforms to further align the business with how consultants transact
Social Media	The Board oversaw management's revised social media strategy, including the regular review of engagement metrics, posts, impressions and platform campaigns
Focus on Health and Wellness	The Board instructed management to refocus product R&D efforts and expand product offerings to reflect emerging consumer needs and the latest health and wellness trends
Data and Digitization	The Board oversaw management's efforts to adopt a "mobile-first" strategy and upgrade the mobile app to provide consultants with improved tools to manage their businesses, including an enhanced dashboard, product reports, and social media integration
Gig Economy	The Board directed management to formally review and update the consultant compensation program to better reward sales and retention and promote entrepreneurial success



The Board's Action Led to a
Repositioned Business

	LEGACY LIFEVANTAGE CHALLENGES	LIFEVANTAGE'S NEW APPROACH
E-commerce	Our e-commerce site was not optimized to support increased purchasing driven by the pandemic or promote subscription-based revenue generation by emphasizing recurring purchases	**Improved our website experience with new functionality and streamlined subscription and order management**
Social Media	Our social media activity focused on promotions, which drove short-term activity but not sustained engagement; we were not using social media effectively to evangelize our products and business opportunity	**Increased our social media presence with new groups and events to attract and continuously engage customers and consultants**
Focus on Health and Wellness	Excessive focus on promotional activity to drive short-term results and inattention to innovation and product development to address new and emerging consumer needs	**Expanded our pipeline of new, science-driven products that leverage our unique positioning and heritage as an "activation" company and tap into emerging trends and consumer needs, including the launch of TrueScience Liquid Collagen, one of our most successful products**
Data and Digitization	Our app lacked important tools to support consultants and was not being widely used	**Expanded training, operational and promotional tools to help our consultants build and manage their businesses**
Gig Economy	Compensation program was not structured in a way that adequately rewarded consultants who were passionate about selling our products but were not interested in building and scaling a business	**Launched our redesigned Evolve Compensation Plan to provide clear, structured pathways for our consultants to work any way they want to work while incentivizing retention, loyalty and repeat purchases**



After 18 Months of Development, We Launched LV360







CONSULTANTS
CUSTOMERS
SHAREHOLDERS
EMPLOYEES
ATTRACT
ENGAGE
EMPOWER
DELIGHT
PRODUCT
SOCIAL
COMPENSATION
CONSUMER EXPERIENCES
DIGITAL
COMMUNITY
INCREASE MONTHLY
enrollments
+
purchasers

LifeVantage

The Six Components of Our LV360 Plan

1 Product
- Focus on science-based products with demonstrable, clinically-proven benefits
- Target strong, growing verticals (anti-aging, wellness and beauty) with products that are market-driven and made for social selling

2 Social
- Leverage social media to attract and educate customers and consultants and drive engagement

3 Compensation
- Optimize compensation structure to incentivize and reward different types of consultants, from individuals who love to sell the product but don't wish to build a business to those who want to build a business that transcends managing a sales network

4 Consumer Experience
- Reward customer loyalty and incentivize subscriptions to support recurring revenue generation

5 Digital
- Introduce and enhance digital tools to help sellers run their businesses, including AI to help consultants identify and invest in talented individuals and refined financial reporting tools
- Streamline the e-commerce experience to drive purchases

6 One LifeVantage Community
- Expand into new markets and deepen penetration in existing markets to drive growth
- Actively engage with and give back to the communities in which we operate to build brand recognition and goodwill



The LV360 Plan Has Been Well Received

"You have evolved the business – the compensation plan and all the key aspects of the business - … to a transformational level."[1]

DSN
DIRECT SELLING NEWS

"The new [LV360] initiatives will serve as a blueprint for a more modernized direct-selling industry."[2]

NUTRA ingredients.com



1. Source: Direct Selling News Podcast, "Episode 51: Evolving Your Business Model for a Changing World," April 27, 2023.
2. Source: Danielle Masterson, "LifeVantage responds to purchasing trends with business plan revamp," NutraIngredients USA, January 24, 2023.

Our Consultants Support Our Progress

> *My team and I are responsible for over $50 million in volume annually. I am a strong believer in our CEO Steve Fife and his exceptional management team, as well as the vision and cohesiveness of the LifeVantage Board of Directors."*



CARRIE DICKIE
San Clemente, CA

> *Partnering with LifeVantage has created opportunities for us and our family that we would never have thought possible. We have met personally with all the members of the Board, and we are truly one team. This is not just a business for us; we are proud knowing that we are positively impacting people's lives, with the Board's full support behind us."*



SHAWN & MICHELLE POE
Sioux Falls, SD

> *The conference this year was abuzz with praise for LifeVantage, its leaders and the opportunities that the new LV360 affords consultants. LifeVantage has hit its stride and jumped to a leadership position."*



DR. SKIP & JILL CAMPBELL
Washington, UT

> *I have seen a vast improvement in LifeVantage over the last year – the Company has provided us an updated compensation plan, with enhancements that reflect its awareness of the current environment. We have grown as an organization, opening the door to allow for more social sellers and providing better resources to build a team."*



TARA WILSON
Paradise Valley, AZ

> *LV360 has given LifeVantage the ability to be competitive not only in the network marketing space but also the gig economy. The new compensation program provides individuals the opportunity to earn extra money selling product without a team or to completely change the financial future of their family by building a global distribution channel. If you need a little wiggle room or a lot of room in your budget, it's all available with LifeVantage and LV360."*



BRANDON CUNNINGHAM
Ellenton, FL

> *Having just spent a couple of days at a conference with my fellow consultants, I can unequivocally say that the consultants are more enthusiastic and happy with LifeVantage than at any prior time in my history with the Company."*



MARC SHINSATO
Honolulu, HI



Our Consultants Value Our Board and Care About Continuity

Our consultants care about the Board and the continuity the Board provides during this period of significant transformation

- For the last three years, members of the Board have attended a panel discussion at our annual convention

- The panels are some of the highest-rated at the convention and are attended by more than 2,500 of our top consultants representing over 90% of our total revenue

- Replacing half of our independent directors with individuals who have not offered any substantive ideas for improving and growing our business could cause consultants to lose confidence in the Company and destabilize the business at a critical time

Salt Lake City 2021



Phoenix 2022



San Antonio 2023





LifeVantage's New Strategy Is
Driving Growth and Value



Our New Strategy Has Driven Outperformance and Multiple Expansion

The market has reacted positively to our strong results under our new LV360 strategy, and we have been rewarded with a higher valuation multiple

TSR SINCE ANNOUNCEMENT OF OUR LV360 STRATEGY[1]



EV/LTM EBITDA[1]



INVESTOR PRESENTATION   1.   Source: FactSet. Data runs from January 18, 2023 to October 12, 2023. "Channel Peers" include Herbalife, Nu Skin Enterprises, Nature's Sunshine Products, Mannatech and USANA Health Sciences. Peer data refers to median.



Recent Results Demonstrate Our Successful Transformation

We ended FY 2023 with positive momentum and a clear path to achieving sustainable, profitable growth

NET REVENUE ($M)[1]



$53.7	$53.7	$54.2
Q2 2023 (Before LV360)	Q3 2023 (After LV360)	Q4 2023 (After LV360)

ADJUSTED EBITDA ($M)[1]



$0.8	$3.3	$4.8
Q2 2023 (Before LV360)	Q3 2023 (After LV360)	Q4 2023 (After LV360)

ADJUSTED EBITDA MARGIN[1]



1.5%	6.1%	8.9%
Q2 2023 (Before LV360)	Q3 2023 (After LV360)	Q4 2023 (After LV360)

1. LifeVantage Press Release, "LifeVantage Announces Financial Results for the Fourth Fiscal Quarter and Full Fiscal Year 2023," August 28, 2023; and LifeVantage Press Release, "LifeVantage Announces Financial Results for the Fourth Fiscal Quarter and Full Fiscal Year 2022," August 23, 2022. See Appendix for reconciliations.



We Expect Our Momentum to Continue

We are expecting further revenue and Adjusted EBITDA growth in FY 2024 as we continue to realize the benefits of our transformation

NET REVENUE ($M)[1]



$206 — FY 2022
$213 — FY 2023
$216 - 226 — FY 2024E

ADJUSTED EBITDA ($M)[1]



Includes LV360 launch costs of ~$2 million

$13 — FY 2022
$12 — FY 2023
$16 - 18 — FY 2024E

INVESTOR PRESENTATION

1. LifeVantage FY 2023 Form 10-K, filed with the SEC on August 28, 2023 and LifeVantage Press Release, "LifeVantage Announces Financial Results for the Fourth Fiscal Quarter and Full Fiscal Year 2023," August 28, 2023. See Appendix for reconciliations.



We Are on the Path to Achieving Our Long-Term Targets

We ended FY 2023 with positive momentum, and we have a new strategy and a clear plan to achieve our long-term targets

GROSS MARGIN[1]

- FY 2023: 79.7%
- Q4 2023: 79.6%
- Long-Term Target: 82.0%

ADJUSTED EBITDA MARGIN[1]

- FY 2023: 5.5%
- Q4 2023: 8.9%
- Long-Term Target: 12.0%

GAAP OPERATING MARGIN[1]

- FY 2023: 2.0%
- Q4 2023: 4.8%
- Long-Term Target: 9.0%

1. LifeVantage FY 2023 Form 10-K, filed with the SEC on August 28, 2023 and LifeVantage Press Release, "LifeVantage Announces Financial Results for the Fourth Fiscal Quarter and Full Fiscal Year 2023," August 28, 2023. See Appendix for reconciliations.



LifeVantage Has the Right Board to Oversee Its Strategy



Our Board Is Highly Experienced



Garry Mauro (Chair)
Joined 2008 – Nom/Gov, Audit

- Managing Partner at Mauro, Archer, O'Neill
- Managing Director and Senior Advisor at EnTrust Global





Michael Beindorff
Joined 2012 – Audit, Compensation (C)

- Held senior advertising/marketing roles at Coca-Cola and VISA USA
- Former COO of Exclusive Resorts and PlanetRx.com





Erin Brockovich
Joined 2019 – Nom/Gov

- Health, wellness and environmental advocate
- President of legal and business consulting firm





Brockovich Research & Consulting

Steven Fife
Joined 2021

- Current CEO and former CFO of LifeVantage
- Former CFO of Active Power, LECG and Evidera





Raymond Greer
Joined 2017 – Nom/Gov (C), Compensation

- Former CEO of Omnitracs, Greatwide Logistics and Newgistics
- Held senior management positions at BNSF Logistics, Ryder and FedEx







Darwin Lewis
Joined 2017 – Audit (C)

- Former SVP, Global Chief Customer Officer at SC Johnson & Son
- Qualifies as "audit committee financial expert"





Cynthia Latham
Joined 2022 - Compensation

- Former CMO of direct selling company Plexus Worldwide
- Held senior marketing roles at Shaklee and Quorum International





DIRECTOR GENDER



2
5
Male
Female

DIRECTOR TENURE

2
3
2
Less Than 5 Years
5-10 Years
More Than 10 Years



Our Board Has the Rights Skills to Oversee Our Strategy

	Michael Beindorff	Erin Brockovich	Steven Fife	Raymond Greer	Cynthia Latham	Darwin Lewis	Garry Mauro	TOTAL
								
C-Suite Leadership	✓		✓	✓	✓	✓		5 of 7 Nominees
Finance/Capital Markets	✓		✓	✓		✓	✓	5 of 7 Nominees
Multilevel Marketing/ Direct Sales			✓		✓			2 of 7 Nominees
Consumer Products/ Health & Wellness	✓	✓	✓		✓	✓		5 of 7 Nominees
Government Relations/ Legal/Regulatory		✓			✓	✓	✓	4 of 7 Nominees
Governance/ESG	✓	✓	✓	✓	✓		✓	6 of 7 Nominees
Sales/Marketing	✓				✓	✓		3 of 7 Nominees
International/Global Operations	✓		✓	✓	✓	✓	✓	6 of 7 Nominees



Our Governance Supports Effective Oversight

 **DIVERSE, EXPERIENCED AND INDEPENDENT BOARD**

- Directors have deep executive-level experience in direct sales, branding, advertising, marketing, logistics, finance, and health and wellness

- Independent Chair and fully independent Board committees enhance the Board's oversight

- Two of seven directors are women, and six of seven are independent

- Balanced mix of more experienced and newer directors facilitates constructive dialogue in the boardroom

 **ACCOUNTABILITY TO STOCKHOLDERS**

- Annual election of all directors promotes accountability

- Majority voting standard for uncontested elections leads to more responsive and attentive directors

- Stockholders can call special meetings with 10% of the outstanding shares

 **ALIGNMENT WITH STOCKHOLDERS**

- Stock ownership guidelines for executives and directors

- Significant stock ownership by current directors gives them "skin in the game"

- Compensation plan includes long-term incentive program with performance-based awards that vest upon the achievement of strategic initiatives related to our LV360 plan



The Radoff-**Sudbury Group's** Campaign Is Misguided



The Radoff-**Sudbury Group's Campaign** is Misguided

Despite our attempts to engage constructively, the Radoff-Sudbury Group is pressing forward with its costly and disruptive proxy contest

- We have engaged constructively with members of the Radoff-Sudbury Group since 2021, well before the Radoff-Sudbury Group disclosed any ownership of LifeVantage stock

- In over two years of engagement, the members of the Radoff-Sudbury Group have failed to offer any substantive recommendations for improving our business

- Now, the Radoff-Sudbury Group is seeking to replace half of our independent directors, the entire Audit Committee and the Board's Chair, while the Company is executing a critical transformation that is delivering results

- We have sought to interview the Radoff-Sudbury Group's nominees in the interest of reaching a constructive resolution

  - *Despite our repeated invitations, the Radoff-Sudbury Group has refused to permit its candidates to even interview absent a commitment from us ahead of time that two of our six independent directors will retire from the Board by the 2024 Annual Meeting*



We Have Engaged with Radoff and Judd

We have been engaging with Brad Radoff and Dayton Judd for over two years; it was only recently that they formed a group and demanded changes

Jun. 11, 2021
Mr. Fife has an introductory call with Mr. Radoff

Jun. 2022 – Sep. 2022
Members of the Board and management team have several calls with Mr. Judd to discuss the Company's business and the progress made by the Company

Dec. 2022 – May 2023
Members of the Board and management team have several calls with Mr. Judd and Mr. Radoff to discuss the Company's strategy and performance

May 15, 2023
Mr. Radoff files a Schedule 13D disclosing his 5.7% interest in the Company

Aug. 9, 2023
Mr. Radoff delivers notice of his intention to nominate directors at the Annual Meeting

2021	**2022**	**2023**

Jul. 30, 2021
Mr. Fife has an introductory call with Mr. Judd

Sep. 6, 2022
Sudbury Capital files its Schedule 13D disclosing a 5.1% interest in the Company

May 5, 2023
Mr. Judd sends a note to Mr. Fife congratulating him on the Company's strong Q3 2023 earnings

Jul. 25, 2023
Mr. Fife has a call with Mr. Judd regarding the Company's progress on its strategic initiatives



The Activists' Claims Are Unfounded

Principal ideas offered by the Radoff-Sudbury Group:

STRATEGY	CAPITAL ALLOCATION	OPERATIONS	BOARD & GOVERNANCE
▪ **<u>NOTHING</u>**	**1** The Company should not have sponsored a Major League Soccer team approximately ten years ago[1]	▪ **<u>NOTHING</u>**	**3** Every member of the Audit Committee should be replaced despite no audit or financial reporting issues[3]
	2 The Company should not have leased office space outside of Salt Lake City[2]		**4** The Rights Plan should be terminated to allow the Radoff-Sudbury Group to buy more shares[4]

1. Source: Radoff-Sudbury Group Letter to LifeVantage Stockholders, filed with the SEC on September 26, 2023 ("Stockholders should look no further than LifeVantage's 10-year, $30 million deal inked with major league soccer team Real Salt Lake for jersey and stadium sponsorship.").
2. *Id.* ("We also question the Board's decision to commit to an 11-year lease for office space just outside Salt Lake City…").
3. *Id.* ("We believe that the directors serving on the Audit Committee… should be held responsible…").
4. *Id.* ("[LifeVantage's Board] adopted a poison pill with a low 12% primary trigger as a defensive maneuver…").



Our Major League Soccer Sponsorship is Valuable

The annualized cost of LifeVantage's sponsorship deal with Real Salt Lake ("RSL") is currently the lowest in Major League Soccer

- Our relationship with RSL has helped drive customer and consultant interest in our brand and enabled us to compete more effectively with the many other direct selling companies that have also sponsored teams and stadiums (e.g., Herbalife, AdvoCare and Amway Global)

- In 2018, we engaged a sports marketing firm to help us analyze the costs and benefits of our ongoing sponsorship and determined that it was in the best interests of the Company to continue our relationship with RSL until the **expiration of the agreement at the end of this year**

ANNUALIZED COST OF MAIN SHIRT SPONSORSHIP ($M)[1]



INVESTOR PRESENTATION

1. Source: SportsPro Media, "MLS 2023 commercial guide: Every franchise, every sponsor, all the major broadcast details," February 27, 2023.
Available at: https://www.sportspromedia.com/insights/analysis/mls-guide-2023-season-guide-teams-sponsors-tv-rights-deals/?zephr_sso_ott=8nwqJp.



Our Office Lease Is Market-Priced

Our new office space, which we opened in 2021, is an important part of our strategy; the space was specifically designed to support the development of our consultants and their businesses

- There are dedicated spaces for training, education and recruitment

- Consultants regularly use our office to host meetings for current and potential consultants and customers; despite advances in virtual meeting technology, in-person events are still an important part of the recruitment process

- Importantly, the **rent per square foot for our office is in-line with city-wide rates for Class A office space in Salt Lake City**

RENT PER SQUARE FOOT[1]



	2022	2023
LifeVantage Office Space	$29.21	$29.94
Other Salt Lake City Class A Office Space	$30.05	$28.97

1.   Source: Cushman & Wakefield, "Salt Lake City Office Five Fast Facts | Q2 2023," July 26, 2023. Available at: https://www.cushmanwakefield.com/en/united-states/insights/five-fast-office-facts-salt-lake-city.



Radoff-**Sudbury's Criticisms of Our Audit** Committee Are Misguided

- The Radoff-Sudbury Group's campaign seeks to remove all three members of our Audit Committee, which we believe would be disruptive to any business but particularly one in the middle of a transformation

- In private communications with members of the Board, the Radoff-Sudbury Group has criticized the fact that the Audit Committee Chair, Mr. Lewis, is not a CPA

  - However, **most public company audit committee chairs are not CPAs**

  - The Board has determined that Mr. Lewis qualifies as an "audit committee financial expert" under the SEC rules, and that all three members of the Audit Committee meet the financial literacy and sophistication requirements set forth in the Nasdaq Rules

- Our Audit Committee members have been good stewards; LifeVantage has **never restated its financials and has experienced only one material weakness in its internal controls or financial reporting processes, which occurred prior to the tenures of the current CEO and Audit Committee Chair and has been remediated**

COMPANIES WITH A CPA AS AUDIT COMMITTEE CHAIR[1]



Russell 3000

34%

66%

Chair Is <u>Not</u> a CPA

Chair Is a CPA

Russell 2000

36%

64%

1. Source: FactSet. Data as of October 4, 2023.



Our Rights Plan Protects Stockholder Interests

(4)

The Board adopted a Rights Plan to protect stockholders after Bradley Radoff and Sudbury Capital had formed a group that was close to achieving effective voting control

- On August 11, Bradley Radoff and Sudbury Capital filed a Joint Filing and Solicitation Agreement indicating that they had formed a "group" as defined in Section 13(d)(3) of the Exchange Act
    - At the time, their aggregate ownership position increased was approximately 12.3%
- The Radoff-Sudbury Group continued to buy shares, eventually acquiring **nearly 80% of the shares it would have needed to obtain effective control** based on vote turnout at our 2022 Annual Meeting
- The Board determined to adopt a Rights Plan to protect stockholder interests by preventing the Radoff-Sudbury Group from acquiring de facto control of the Company without paying a premium
- The Rights Plan includes terms that are regarded as stockholder-friendly, including:
    - A duration of less than 12 months
    - A "Qualifying offer" provision
    - A higher passive-investor threshold
    - No "wolfpack" provision
- In addition, the Board committed to submit the Rights Plan for stockholder ratification at the upcoming Annual Meeting

% OF SHARES OUTSTANDING NEEDED FOR EFFECTIVE CONTROL BASED ON VOTE TURNOUT AT ANNUAL MEETING[1]



1. Source: Vote turnout data based on LifeVantage Form 8-Ks filed with the SEC on November 18, 2022, November 15, 2021, November 17, 2020, December 10, 2019 and November 19, 2018. Radoff-Sudbury Group ownership data based on Radoff-Sudbury Group Definitive Proxy Statement, filed with the SEC on September 25, 2023. "Vote turnout" refers to the sum of the "For," "Against" and "Abstain" votes on non-routine proposals divided by the number of shares outstanding as of the record date for the annual meeting. Numbers may not sum due to rounding.



Radoff-**Sudbury's Campaign Risks** Displacing Key Board Experience



Michael Beindorff

Independent Director

Chair, Compensation Committee
Member, Audit Committee

Experience building brands and driving transformations across a variety of consumer-facing industries

- Mr. Beindorff joined the Board in 2012

- He is one of the Board's foremost marketing experts, with experience leading U.S. Marketing and Global Advertising at The Coca-Cola Company and Serving as EVP of Marketing, Operations and Product Management at VISA USA

- He has also served in a variety of senior leadership roles, helping consumer-facing companies build strong brands and effective business models, including as COO of Exclusive Resorts and Chair and CEO of PlanetRx.com

- His contributions to our sales and marketing strategy, and his analysis of key data metrics and marketing trends, are incisive and vital to the ongoing execution of our LV360 strategic plan



Radoff-**Sudbury's Campaign Risks** Displacing Key Board Experience (Continued)



Darwin Lewis
Independent Director

Chair, Audit Committee

Sales and marketing expert with 35+ years in the consumer packaged goods industry in U.S. and international markets

- Mr. Lewis joined the Board in 2017

- He is the Chair of the Audit Committee and qualifies as an "audit committee financial expert" under SEC rules

- Prior to his retirement in 2018, Mr. Lewis spent nearly 40 years at multi-billion dollar global packaged goods company SC Johnson & Son in a variety of sales, marketing, acquisition and general management positions both domestically and abroad

- Mr. Lewis has helped us refine our go-to-market strategies and focus our capital allocation priorities through his expertise gained as SC Johnson's Chief Customer Officer

- His experience as Senior Vice President of Global Sales and General Manager of Greater China provides the Board with critical knowledge of international markets, which account for approximately 30% of our annual revenue



Radoff-**Sudbury's Campaign Risks**
Displacing Key Board Experience (Continued)



Garry Mauro
Independent Chair

Member, Audit Committee
Member, Nominating & Corporate
Governance Committee

———

One of LifeVantage's largest individual
stockholders with approximately
190,000 shares[1]

- Mr. Mauro joined the Board in 2008; he was initially elected Chair at the end of 2009 before stepping down in January 2012; he was elected Chair again in November 2013

- As Chair, Mr. Mauro focuses the Board's discussion on the critical issues that drive value and challenges management to improve performance

- In 2020, Mr. Mauro led the Board's efforts to revamp the leadership team and embark on a comprehensive business transformation

- He is a Managing Director and Senior Advisor for a large multinational investment management firm, EnTrust Global

- He has a broad range of legal, political and business experience in the public and private sector and a deep understanding of LifeVantage's business opportunities and risks

- **Since Mr. Mauro joined the Board in 2008, LifeVantage has delivered an annualized total shareholder return of 10%[2]**

1.   Source: LifeVantage Definitive Proxy Statement, filed with the SEC on September 21, 2023.
2.   Source: FactSet. Data as of October 12, 2023.



The Radoff-**Sudbury Group's Candidates** Are Not Additive to the Board

	CONCERNS	KEY QUESTIONS
Dayton Judd	▪ Has been responsible for significant financial oversight failures as CEO of FitLife Brands, including financial restatements, material weaknesses in internal controls, delinquent filings and repeated dismissals of audit firms[1] ▪ Currently serves as CEO of a public company and as a director on two public company boards, in addition to managing his investment firm, Sudbury Capital ▪ One of the largest stockholders of Mannatech, one of our direct competitors and peers	▪ **How can Mr. Judd claim that his "audit [and] corporate finance" experience is superior to that of the incumbent directors when his stewardship of FitLife Brands' financial reporting and controls has been demonstrably poor?** ▪ **Would Mr. Judd be able to devote the necessary time and attention to LifeVantage, if elected to the Board, given his outside commitments?**
Michael Lohner	▪ A direct selling company he led as CEO underperformed, leading to a restructuring that favored debt holders ▪ Appears to misrepresent his work experience at Bain & Company, which appears to have been a summer internship,[2] and his performance as CEO of Home Interiors & Gifts ▪ Currently serves as President of a SPAC which is trying to acquire a direct selling business,[3] creating a conflict of interest ▪ Experience is duplicative with that of the Company's newest director, Cynthia Latham, who has over 35 years of direct selling experience	▪ **What new experience would Mr. Lohner add, given that LifeVantage has other directors with direct selling and marketing expertise?** ▪ **How would Mr. Lohner propose to manage the potential conflicts that arise from managing an acquisition company that operates in LifeVantage's industry, if elected to the Board?**
Bradley Radoff	▪ Has a troubling track record of nominating candidates who were later alleged to have committing serious ethical breaches, including facilitating possible insider trading[4] and misappropriating corporate funds for personal use[5] ▪ Has a large ownership stake in a competitive business	▪ **If elected to the Board, how would Mr. Radoff manage the conflict of interest arising from his ownership of Guardion Health Sciences?** ▪ **The incumbent directors are, in the aggregate, one of the Company's largest stockholders; how does Mr. Radoff distinguish his "stockholder perspective" from that which the Board already possesses?**







1. Source: Source: Fitlife Brands Form 10-Ks and 10-Qs from March 31, 2019 to June 30, 2023.
2. Compare the Radoff-Sudbury Group's Definitive Proxy Statement, filed with the SEC on September 25, 2023, representing that Mr. Lohner was a "consultant" at Bain to an archived biography, available at https://web.archive.org/web/20090312053716/http:/www.cottonwoodpartners.com/CompanyInfo/ExecOfficers.aspx?OffId=13, stating that Mr. Lohner was only a summer intern.
3. See Direct Selling Acquisition Corp. Prospectus, filed with the SEC on September 27, 2021.
4. See Acacia Research Form 8-K, filed with the SEC on September 10, 2021.
5. See Acacia Research Form 8-K, filed with the SEC on February 3, 2023.



Dayton Judd is Responsible for Financial Oversight Failures

- Dayton Judd has served as CEO of FitLife Brands since June 2017
- Since that time, the company has dealt with a series of financial oversight failures, including delinquent filings, financial restatements, material weaknesses in internal controls and the repeated dismissal of independent auditors
- The company's delinquent filing status led to the removal of its securities from the OTCQX exchange; they were relegated to the OTC Pink Open Market – on which only the highest-risk, most speculative securities trade – with a "Limited Information" designation

DAYTON JUDD'S LETTER TO FITLIFE BRANDS STOCKHOLDERS[1]


FITLIFE BRANDS
In addition, the Company will also be filing a Form 15 with the SEC which has the effect of suspending the Com
Once filed, the Form 15 does not become effective for 90 days.
While the filing of a Form 15 with the SEC is often referred to as "going dark," we believe it is—somewhat ironically given the Company's circumstances—the only way FitLife can both provide current disclosure to shareholders and remain publicly traded with real-time quotations.
To conclude, while I am frustrated with the ongoing restatement analysis and the consequences of not being a cu
well—I am excited about the performance and potential of our business.
Thank you for being a shareholder.
Sincerely,
/s/ Dayton Judd
Dayton Judd
Chairman & CEO

"On April 1, 2022, the Company announced that it was **unable to file its Form 10-K on a timely basis**."

"[R]evenue associated with shipments to some of the Company's customers was **incorrectly recognized** at the time of shipment…"

"[T]he **delayed filing of our Form 10-K has had some desirable effects**… [T]rading in our shares moved from OTCQX to OTC Pink Open Market with a 'Limited Information' designation."

"**I am frustrated with the ongoing restatement analysis** and the consequences of not being a current filer."

1. FitLife Brands Letter to Stockholders, filed with the SEC on July 13, 2022.

Dayton Judd is Responsible for Financial Oversight Failures (Continued)

Mr. Judd's tenure as CEO of FitLife has been marred by a litany of financial restatements, material weaknesses in internal controls and auditor dismissals

Period Ending	Form	Restated?	Material Weakness Identified?	Auditor Change?
Mar. 31, 2019	10-Q	YES		
Jun. 30, 2019	10-Q	YES		
Sep. 30, 2019	10-Q	YES		NEW AUDITOR
Dec. 31, 2019	10-K	YES	YES	
Mar. 31, 2020	10-Q	YES		
Jun. 30, 2020	10-Q	YES		
Sep. 30, 2020	10-Q	YES		
Dec. 31, 2020	10-K	YES	YES	
Mar. 31, 2021	10-Q	YES		
Jun. 30, 2021	10-Q	YES		
Sep. 30, 2021	10-Q			
Dec. 31, 2021	10-K		YES	
Mar. 31, 2022	10-Q		YES	
Jun. 30, 2022	10-Q		YES	
Sep. 30, 2022	10-Q		YES	
Dec. 31, 2022	10-K			NEW AUDITOR
Mar. 31, 2023	10-Q			
Jun. 30, 2023	10-Q			

> " **Our management, <u>including our CEO</u> and CFO, is responsible for establishing and maintaining adequate internal control over our financial reporting.**"[1]



Source: Fitlife Brands Form 10-Ks and 10-Qs from March 31, 2019 to June 30, 2023.
1. FitLife Brands 2021 Form 10-K/A, filed with the SEC on October 13, 2022.



Dayton Judd's Other Commitments
Raise Concerns

- Mr. Judd is committed to multiple executive and board-level responsibilities[1]
  - Chair and CEO, FitLife Brands (Nasdaq: FTLF)
  - Director and Chair of Audit Committee, Optex Systems Holdings (Nasdaq: OPXS)
  - Managing Member, Sudbury Capital Management
- If he is elected to the Board, it would be his third public company board seat, in addition to his duties as full-time CEO of a publicly traded company and Managing Member of an investment firm
  - **If elected, Mr. Judd would have more public board commitments than 97% of Russell 3000 CEOs**
- LifeVantage's Board is highly engaged, and we are concerned about Mr. Judd's ability to devote sufficient time to the Company while we are executing a critical transformation
  - The Board has sought to interview Mr. Judd to better understand the extent of his external commitments, but he has refused our invitations

% OF RUSSELL 3000 CEOS SERVING ON OTHER BOARDS[2]



■ No Other Boards   ■ 1 Other Board   ■ 2 or More Other Boards

1. Source: Radoff-Sudbury Definitive Proxy Statement, filed with the SEC on September 25, 2023.
2. Source: Bloomberg. Data as of September 29, 2023.



Michael **Lohner's** Tenure as CEO of Another Direct Selling Company was Unimpressive

Mr. Lohner was seemingly unable to address the challenges at another direct selling company, Home Interiors & Gifts

- Michael Lohner previously served in a variety of senior roles at direct selling company Home Interiors & Gifts

- He was appointed President and COO of Home Interiors in March 2002, and the company's performance almost immediately began to deteriorate

  – Revenue and profits continued to decline after Mr. Lohner was appointed CEO in January 2004

- As a result of its underperformance, the company began to face uncertainty over whether it could meet its debt obligations[2]

  – Ultimately, the company agreed to transfer a majority stake to its bondholders in exchange for cancellation of debt[3]

- Mr. Lohner resigned in February 2006

HOME INTERIORS & GIFTS OPERATING INCOME ($M)[1]



HOME INTERIORS & GIFTS NET INCOME ($M)[1]



1. Source: Home Interiors & Gifts Form 10-K, filed with the SEC on March 23, 2005.
2. Source: Home Interiors & Gifts Form 10-Q, filed with the SEC on November 14, 2005.
3. Source: *In re Home Interiors & Gifts*, case no. 08-31961-11 (US Bankruptcy Court for the Northern District of Texas; filed on April 29, 2008).



Michael Lohner Appears to Have Repeatedly Misrepresented His Credentials

Mr. Lohner appears to have misrepresented his background to make his experience seem more impressive

How Mr. Lohner Characterizes His Tenure at Home Interiors on His Previous Firm's Website



COTTONWOOD
Company Leadership
Michael Lohner

"[Michael Lohner was] Chief Executive Officer of Home Interiors and Gifts, Inc. where he led a turnaround… [from] the year 2000 to… 2002."[1]

How Home Interiors Characterized Mr. Lohner's Tenure in a Public Filing



Jan. 12, 2004
Exhibit 99.1
MIKE LOHNER APPOINTED CEO OF HOME INTERIORS & GIFTS, INC.

"Home Interiors & Gifts announces the appointment of Mike Lohner, 41, as its new CEO, which was effective Jan. 12, 2004."[2]

How Mr. Lohner Characterizes His Time at Bain in the Radoff-Sudbury Group's Proxy Materials



VOTE THE BLUE PROXY CARD
Michael Lohner

"[Michael Lohner is a] former consultant at Bain & Company, one of the world's premier management consulting firms."[3]

How Mr. Lohner Previously Characterized His Time at Bain



COTTONWOOD
Company Leadership
Michael Lohner

"[Michael Lohner is a former] consultant at Bain & Company, where he performed several consulting assignments… during a summer internship."[4]

1. Source: Cottonwood Capital Funding Website, available at: https://web.archive.org/web/20090312053716/http:/www.cottonwoodpartners.com/CompanyInfo/ExecOfficers.aspx?OffId=13.
2. Source: Home Interiors & Gifts Press Release, filed with the SEC on January 12, 2004.
3. Source: Radoff-Sudbury Group Letter to LifeVantage Stockholders, filed with the SEC on September 26, 2023.
4. Source: Source: Cottonwood Capital Funding Website, available at: https://web.archive.org/web/20090312053716/http:/www.cottonwoodpartners.com/CompanyInfo/ExecOfficers.aspx?OffId=13.



Bradley **Radoff's** Rhetoric Does Not Match His Actions

- At Acacia Research, Mr. Radoff accused the incumbent directors of self-dealing and improper fidicuary actions; Mr. Radoff nominated and supported the election of Clifford Press; Mr. Press, who became CEO of Acacia, was later accused of improperly using Acacia's corporate funds to pay personal expenses[1]

- Mr. Radoff also nominated Alfred Tobia to the Acacia Board; Mr. Tobia later became an executive of Acacia until he was forced to resign after allegations emerged that relatives of Mr. Tobia had improperly traded on Acacia's inside information[2]

- Mr. Radoff has complained to LifeVantage that the Chair of our Audit Committee is not a CPA, but Mr. Radoff serves as Chair of the Enzo Biochem Audit Committee, and yet Mr. Radoff is not a CPA

  - Enzo has been late in filing several 10-Q reports during Mr. Radoff's tenure as Chair of the Audit Committee, has had to file an amended 10-K, and has experienced a data breach during which sensitive clinical test data regarding 2.4 million individuals was stolen[3]

- Mr. Radoff received withhold votes of 35% at Enzo at its last annual meeting; while he was serving on the Compensation Committee, the company's say-on-pay proposal received just 28% support, one of the lowest levels of support among all U.S. companies

- Mr. Radoff also complains that the targeted directors do not have sufficient share ownership, but each of those three directors owns more stock than Mr. Radoff owns at Harte-Hanks and Farmer Brothers, where he serves as a director



1. Source: Acacia Research Form 8-K, filed with the SEC on February 3, 2023 ("Mr. Press provided inaccurate information regarding certain corporate expenses and misused corporate funds for personal use.").
2. Source: Source: Acacia Research Form 8-K, filed with the SEC on September 10, 2021 ("Mr. Tobia resigned… following his disclosure to the Company of trading in the securities of the Company… by a member of Mr. Tobia's family.").
3. Source: See Form 12b-25 late filing for 10-Q for periods ended January 31, 2023 and for period ended April 30, 2023, filed by Enzo Biochem, Inc. See Form 10-K/A filed November 25, 2022. See also Form 8-K filed April 6, 2023.

Bradley **Radoff's** Rhetoric Does Not Match His Actions (Continued)

Mr. Radoff's criticisms of our governance are disingenuous and belied by his own track record

- While the Radoff-Sudbury Group criticizes two aspects of our governance – one of which we share with every company on whose board Bradley Radoff sat – the Radoff-Sudbury Group ignores our many governance best practices

- Mr. Radoff served on the Nominating and Governance Committee of five companies, all of which had corporate governance practices that are widely regarded as less stockholder-friendly than LifeVantage's

		LifeVantage	Boards on Which Mr. Radoff Served				
			Farmer Brothers	Enzo	Harte Hanks	Vaalco Energy, Inc.	support.com
	Mr. Radoff Served on Nom/Gov Committee?		✔	✔	✔	✔	✔
Radoff Has Criticized	Stockholders Can Act by Written Consent	✘	✘	✘	✘	✔	✔
	Stockholders Can Fill Vacancies	✘	✘	✘	✘	✘	✘
Radoff Has Not Mentioned	Majority Voting Standard for Director Elections	✔	✘	✔	✔	✘	✘
	Stockholders Can Call Special Meetings	✔	✘	✘	✘	✔	✘
	Threshold Required to Call Special Meetings	10%	-	-	-	50%	-
	Directors Can Be Removed Without Cause	✔	✔	✘	✘	✘	✔
	Simple Majority Required to Amend Charter	✔	✔	✘	✘	✘	✔
	Simple Majority Required to Amend Bylaws	✔	✔	✔	✘	✘	✔
	Annualized TSR During Tenure		**(57%)**	**(36%)**	**(5%)**	118%	53%

Source: FactSet and company filings. Data as of October 12, 2023.



Bradley Radoff is a Large Owner of a Competitive Business

- Mr. Radoff owns approximately 19% of Guardion Health Sciences, a science-based nutrition and dietary supplements company

- Guardion's Viactiv brand provides products that support bone health, eye health and heart health

- Many of Guardion's products address similar consumer needs to LifeVantage's products; they even contain similar ingredients

- Mr. Radoff's large stake in Guardion, a competitor, is a significant conflict of interest

  – If elected to the Board, Mr. Radoff would have access to LifeVantage's confidential market research, scientific data and other information that could be used to benefit Guardion

Primary Benefit	Key Ingredients	Guardion Health Product	LifeVantage Product
Bone Health	Vitamin D3, Vitamin K2, Calcium		
Omega-3 Supplement	DHA and EPA Omega-3		
Eye Health	Lutein, Zeaxanthin		



The Radoff-**Sudbury Group's Other Claims Are** Misleading

RADOFF-SUDBURY GROUP'S MISLEADING CLAIM	LIFEVANTAGE'S RESPONSE
"[There has been an] immense destruction of stockholder value that has occurred during [Mr. Mauro's] tenure."[1]	▪ During Mr. Mauro's tenure on the Board, LifeVantage has delivered a total shareholder return of 328%, handily exceeding the Russell 2000 (153%) and the Company's Channel Peers (51%)[2] ▪ The Radoff-Sudbury Group disingenuously only looks at two-thirds of Mr. Mauro's tenure on the Board
"[LifeVantage] should be delivering double-digit EBITDA margins…"[1]	▪ We have set a long-term Adjusted EBITDA margin target of 12%, and we are on a path towards achieving that goal ▪ We delivered an Adjusted EBITDA margin of 8.9% during Q4 2023, a significant improvement from Q3 2023 (6.1%) and Q4 2022 (3.4%)[3]
"[LifeVantage has not] engage[d] constructively with [the Radoff-Sudbury Group] to address our concerns."[1]	▪ We have engaged constructively with the members of the Radoff-Sudbury Group for over two years; members of the Board and management team have exchanged dozens of emails and had dozens of phone calls with Messrs. Judd and Radoff ▪ We have invited the Radoff-Sudbury Group's nominees to interview with members of the Board, as part of our efforts to resolve their proxy campaign, but they have refused to permit their nominees to sit for such interviews ▪ The Radoff-Sudbury Group have rejected our proposals to resolve the proxy contest and appear unwilling to accept any settlement that would not result in the departure of Board leaders during a critical time for the Company



1. Source: Radoff-Sudbury Group Letter to LifeVantage Stockholders, filed with the SEC on September 26, 2023.
2. Source: FactSet. Data as of October 12, 2023. "Channel Peers" include Herbalife, Nu Skin Enterprises, Nature's Sunshine Products, Mannatech and USANA Health Sciences. Peer data refers to median.
3. See Appendix for reconciliations.

The Radoff-**Sudbury Group's Other Claims Are** Misleading (Continued)

RADOFF-SUDBURY GROUP'S MISLEADING CLAIM	LIFEVANTAGE'S RESPONSE
"[LifeVantage] failed to provide adequate notice of the record date for the upcoming Annual Meeting."[1]	▪ We gave proper notice of the original September 15 record date ▪ When we needed to amend it to allow for more time to prepare our proxy materials, we gave more than three weeks' advance notice of the delayed record date of September 27; no bank, broker or stockholder was caught unaware ▪ Despite what the Radoff-Sudbury Group claims, the delay was demonstrably not to facilitate placing new investors into the stock: in the 12 days between the two record dates, the top 200 NOBO stockholders <u>added just 2,157 shares</u> in aggregate to their holdings
"[LifeVantage] fail[ed] to properly file certain stakeholder communications with the SEC."[1]	▪ The Radoff-Sudbury Group is referring to a proxy solicitor call script which merely invites shareholders to call our proxy solicitor and contains no substance; we <u>did</u> file the mundane script on October 10 ▪ By contrast, the Radoff-Sudbury Group has a script that it has used to place thousands of substantive, pleading and misleading calls to our stockholders; the Radoff-Sudbury Group has <u>not</u> filed it with the SEC
"LifeVantage stockholders have suffered long-term underperformance due to apparent lapses in judgment and poor decisions made under… Darwin Lewis, Michael Beindorff and Chairman Garry Mauro…"[1]	▪ The Radoff-Sudbury Group improperly uses August 10 as the end date for calculating TSR, which ignores our strong Q4 2023 financial results ▪ Also, their TSR calculations compare LifeVantage to S&P 500 Consumer Staples and Household & Personal Products companies with significantly different business models, products and markets and which have median market capitalizations of <u>over $30 billion</u>[2] ▪ Properly measured, our TSR exceeds that of our Channel Peers over one and five years and during the tenures of Messrs. Mauro and Lewis[2]

1. Source: Radoff-Sudbury Group Investor Presentation, filed with the SEC on October 12, 2023.
2. Source: FactSet. Data as of October 12, 2023. "Channel Peers" include Herbalife, Nu Skin Enterprises, Nature's Sunshine Products, Mannatech and USANA Health Sciences. Peer data refers to median.



The Radoff-**Sudbury Group's Other Claims Are** Misleading (Continued)

RADOFF-SUDBURY GROUP'S MISLEADING CLAIM	LIFEVANTAGE'S RESPONSE
"[LifeVantage's investment in Gig Economy] raises more questions than answers. This $2.2 million impairment raises numerous questions regarding the Company's governance practices…"[1]	▪ LifeVantage hired Gig Economy Group ("GEG") to assist in developing new digital apps to improve the LifeVantage business ▪ GEG was run by one of our then-directors, David Toole; we appropriately disclosed that related-party relationship and did so completely in every 10-K; importantly, we paid arm's-length prices for all services ▪ Later, when GEG needed additional capital, we agreed to provide capital with full, standard investment rights and board representation for LifeVantage; our view was that our work with GEG could create value for GEG, and LifeVantage stockholders should benefit from that value creation ▪ In conjunction with our investment, and in recognition of the increased economic relationship between LifeVantage and GEG, the LifeVantage Board asked Mr. Toole to resign from the LifeVantage Board, which he did ▪ LifeVantage also exercised its stockholder rights to board representation at GEG and Mr. Mauro and Mr. Lewis joined the GEG Board; neither was paid by LifeVantage or GEG for these services and neither director owns GEG stock or has any economic relationship with GEG

1.   Source: Radoff-Sudbury Group Investor Presentation, filed with the SEC on October 12, 2023.



The Radoff-**Sudbury Group's Other Claims Are** Misleading (Continued)

RADOFF-SUDBURY GROUP'S MISLEADING CLAIM	LIFEVANTAGE'S RESPONSE
"LifeVantage's sales force, customer base and accounts have rapidly declined."[1]	▪ The Board recognized in 2020 that the number of "consultants" was not sustainable and would likely decline rapidly unless the Company changed its strategy ▪ Beginning in 2020 with the rebuilding of our senior leadership team and continuing over the next three years, the Board oversaw a process to deliberately restructure its consultant ranks to focus on the most productive consultants and classify individuals interested only in purchasing products as "customers" ▪ As the ranks of consultants has declined, the average revenue per consultant has increased, demonstrating that the consultants we have lost or who transitioned to "customers" were less productive and less profitable
"[T]here is no evidence of Mr. Mauro being at EnTrust since 2021."[1]	▪ Mr. Mauro remains employed by EnTrust Global as a Managing Director and Senior Advisor ▪ During the week of October 2, he attended a three-day meeting in New York for the firm's Managing Directors and other senior employees
"A public record search shows that [Mr. Mauro] apparently has not been a registered financial professional with FINRA or the SEC since 2021..."[1]	▪ Mr. Mauro remains a registered financial professional ▪ EnTrust Global closed down its broker-dealer in 2021; Mr. Mauro is not currently acting as a stockbroker, but he remains licensed and has all the qualifications to do so if he associates with another broker-dealer

1.   Source: Radoff-Sudbury Group Investor Presentation, filed with the SEC on October 12, 2023.



SECTION VI

Conclusion



LifeVantage Stockholders Should Support the Board's Nominees

 **LifeVantage has a Clear and Compelling Strategy to Drive Value**

 **Our Rebuilt Leadership Team has been Executing Well on our LV360 Strategy**

 **The Radoff-Sudbury Group's Campaign is Misguided and Risks Disrupting Our Progress**

- The Board recognized that LifeVantage was not positioned to succeed in a rapidly changing industry and began a deliberate process to transform our business and strategy
- The Board took action to rebuild the entire leadership team and recruited a new director with deep industry experience to enhance the Board and support the transformation
- The new leadership team, with the assistance of two specialized consulting firms and the oversight of the Board, developed a comprehensive new strategy to reposition the business and drive profitable growth

- Since we announced our LV360 strategy in January 2023, the stock has generated some of the best returns in the public markets
- We have delivered consecutive quarters of revenue and Adjusted EBITDA growth, and we are on a path to achieving our long-term Adjusted EBITDA margin target of 12%
- The Company is now valued at a premium multiple to its peers, seemingly reflecting investor confidence in our progress, strategy and team

- We have engaged with members of the Radoff-Sudbury Group many times over the last two years, but they have failed to offer meaningful recommendations for improving our business
- We have sought to resolve the proxy contest, but the Radoff-Sudbury Group has refused to permit us to interview its nominees
- The Radoff-Sudbury Group's nominees do not possess any unique or additive experience, in our view
- The election of the Radoff-Sudbury Group's nominees would result in the loss of Board leadership and our entire Audit Committee at a critical time for the Company



Please Vote the WHITE Card FOR **LifeVantage's** Director Candidates

We strongly urge stockholders to vote the <u>WHITE</u> proxy card for our highly qualified and experienced nominees and WITHHOLD on the Radoff-Sudbury Group's candidates to support the continued execution of our LV360 strategy that is delivering results

Company Nominees:	FOR	WITHHOLD
The Board of Directors of the Company recommends you vote "FOR" only the following seven Company nominees 1A through 1G:		
(1A) Michael A. Beindorff	☒	☐
(1B) Erin Brockovich	☒	☐
(1C) Steven R. Fife	☒	☐
(1D) Raymond B. Greer	☒	☐
(1E) Cynthia Latham	☒	☐
(1F) Darwin K. Lewis	☒	☐
(1G) Garry Mauro	☒	☐

Radoff Group Nominees Opposed by the Company:	FOR	WITHHOLD
The Board of Directors of the Company recommends you vote "WITHHOLD" for the following three Radoff Group nominees 1H through 1J:		
(1H) Dayton Judd	☐	☒
(1I) Michael Lohner	☐	☒
(1J) Bradley L. Radoff	☐	☒

MORROW SODALI

Brokers And Banks: (203) 658-9400

All Others Call Toll-free: (800) 662-5200

Email: LFVN.info@investor.morrowsodali.com



Appendix:
Director Biographies



Director Biographies



CURRENT & PAST AFFILIATIONS | **EXPERIENCE**

Garry Mauro
Independent Chair
Director Since 2008





- Broad range of legal, political, management, operations, leadership and oversight experience in the private and public sector with valuable institutional knowledge
- Managing Partner of Mauro, Archer and Associates LLC (2015–Present) and of Mauro, Archer, O'Neill LLP (2019–Present)
- Managing Director and Senior Advisor of multinational investment management firm EnTrust Global (2005–Present)
- Commissioner of the Texas General Land Office (1983–1999)
- Texas Democratic Party nominee for Governor (1998)



Michael Beindorff
Independent Director
Director Since 2012









- Diverse experience in transformational leadership, management, strategic planning, digital, marketing and branding at a variety of businesses
- Managing Partner of investment firm BJ Capital Partners (2022–Present)
- President of management consulting firm Far Niente Group (2008–2022)
- COO of luxury travel club Exclusive Resorts (2004–2008)
- COO and then CEO of on-line health portal PlanetRx.com (1999–2002)
- EVP of Marketing, Operations and Product Management at VISA USA (1995–1999)
- Head of U.S. Marketing and Global Advertising at Coca-Cola (1978–1993)



Director Biographies (Continued)

CURRENT & PAST AFFILIATIONS

EXPERIENCE



Erin Brockovich
Independent Director
Director Since 2019



Brockovich Research & Consulting

- Award-winning advocate for health, wellness and environmental initiatives with decades of legal and business experience
- President of legal and environmental consulting firm Brockovich Research & Consulting (1996– Present)
- Executive Producer of the *Rebel* television series for ABC (2021)
- New York Times bestselling author



Steven Fife
CEO
Director Since 2021

 

 

- Extensive financial and leadership experience encompassing domestic and international businesses, including several publicly traded companies
- CEO and President of LifeVantage (2021–Present); CFO (2017–2020)
- CFO and COO of professional services firm Evidera (2014–2016)
- CFO of kinetic energy storage systems company Active Power (2012–2013)
- Interim CFO for Women's Initiative for Self Employment (2011–2012)
- CFO of expert services and consulting firm LECG (2007–2010)
- Previously held senior finance roles at Gilead Sciences, Amkor Technologies and JDS Uniphase



Director Biographies (Continued)

CURRENT & PAST AFFILIATIONS	EXPERIENCE



Raymond Greer
Independent Director
Director Since 2017

 

 

- Expert in international logistics, supply chain management, and technology with extensive operating and leadership experience
- Operating Partner for private equity firm Welsh Carson Anderson & Stowe (2022–Present)
- CEO of fleet management software company Omnitracs (2018–2021)
- President of BNSF Logistics (2011–2018)
- CEO of Greatwide Logistics Services (2005–2010)
- CEO of reverse logistics company Newgistics (2002–2005)
- Previously held senior management positions at Ryder and FedEx



Cynthia Latham
Independent Director
Director Since 2022





- Extensive industry and leadership experience in direct selling, marketing and new product development, with a focus on driving revenue growth
- President of direct selling consulting firm Latham Consulting Services (2014–Present)
- Chief Marketing Officer and head of R&D of direct selling company Plexus Worldwide (2016–2018)
- SVP of Marketing at natural supplements company Shaklee Corp (1996–2014)
- VP of Marketing at direct selling company Quorum International (1993–1996)
- Head of Marketing for 100-year-old direct selling company Fuller Brush Company (1988–1993)



Director Biographies (Continued)

CURRENT & PAST AFFILIATIONS

EXPERIENCE



Darwin Lewis
Independent Director
Director Since 2017



- Extensive experience managing sales and international operations during a nearly 40-year career at consumer packaged goods company SC Johnson

- Proven track record of corporate leadership and marketing expertise

- Positions held at SC Johnson:

  - SVP of Global Sales and Chief Customer Officer (2015–2018)

  - SVP of North American Sales and CCO (2008–2015)

  - VP, Group General Manager in Greater China (2005–2008)

  - VP of North American Sales (2000–2004)

  - President and General Manager of SC Johnson Canada (1997–2000)

  - Various other roles (1981–1997)



SECTION VII

Appendix:
Overview of Our LV360 Plan



Strategic Initiatives Built a Foundation for Growth

Product Launches and Platform Enhancements lay the groundwork for the launch of the LV360 initiative

2021

FEB   **New Product Launch** – *Daily Wellness*, a powdered drink mix supplement for immune health

JUN   **New Product Launch** – *CBD-enhanced Nrf2* Personal Care Line

AUG   **Redesigned our Distributor Enrollment Packs** to improve the new consultant experience

OCT   **New Product Launch** – *IC Bright*, focused on eye health

AUG – OCT   **Refreshed Website** and refocused message around core products and health & wellness

NOV   **Entered New Market** – the Philippines

2022

FEB   **Internal Kickoff** – LV360 Initiative

APR   **New Social Media Strategy** focused on Activating Wellness lifestyle

JUN   **New Product Launch (US)** – True Science Liquid Collagen

OCT   **Upgraded our Mobile App** – to be more aligned with the ecommerce web experience

2023

JAN   **Announced LV360 Strategic Initiative**

JAN   Launched Rise AM, Reset PM and D3+

MAR   Launched *Evolve Compensation Plan*, a modernized, fully-redesigned compensation program for our consultants

MAR   Launched new *Rewards Circle*, our enhanced customer loyalty program

JUL   Launched new *Communications Hub* to improve consultant experience



The Six Components of Our LV360 Plan

1 Product
- Focus on science-based products with demonstrable, clinically-proven benefits
- Target strong, growing verticals (anti-aging, wellness and beauty) with products that are market-driven and made for social selling

2 Social
- Leverage social media to attract and educate customers and consultants and drive engagement

3 Compensation
- Optimize compensation structure to incentivize and reward different types of consultants, from individuals who love to sell the product but don't wish to build a business to those who want to build a business that transcends managing a sales network

4 Consumer Experience
- Reward customer loyalty and incentivize subscriptions to support recurring revenue generation

5 Digital
- Introduce and enhance digital tools to help sellers run their businesses, including AI to help consultants identify and invest in talented individuals and refined financial reporting tools
- Streamline the e-commerce experience to drive purchases

6 One LifeVantage Community
- Expand into new markets and deepen penetration in existing markets to drive growth
- Actively engage with and give back to the communities in which we operate to build brand recognition and goodwill



1 Product

Attract and retain new consumers with modern branding and exciting products that fit current industry trends, meet a true health need, and are socially shareable

HIGHLIGHTS

- TrueScience® Liquid Collagen activates, replenishes, and maintains collagen to deliver visible results that drive demand on social media, capitalizing on one of the fastest growing supplement categories
- LifeVantage® Rise AM™ & Reset PM™ feature unique Timewise Nutrient Delivery™ to supply the right nutrients, in the right amounts, at the right time, capturing market share of the largest supplement category globally – multivitamins
- LifeVantage® D3+ is designed to address one of the largest nutrient insufficiencies and gain market share from the second largest supplement category, globally
- Refreshed look and feel to attract new consumers





d3+
BALANCED IMMUNE RESPONSE, STRONG BONES + CARDIOVASCULAR SUPPORT*
60 TABLETS
dietary supplement
rise am
DAILY NUTRIENT DELIVERY + ENERGY AND FOCUS*
60 TABLETS
dietary supplement
reset pm
NIGHTLY NUTRIENT DELIVERY + CALM AND RELAXATION*
60 TABLETS
dietary supplement
LifeVantage
truescience
liquid collagen

Social

Inspire a growing, engaged social community that encourages wellness enthusiasts to continuously feel better, fuel their purpose, and celebrate what it means to live activated. LifeVantage shares performance-driven digital content that creates conversations and attracts and delights consumers with the right message at the right time

HIGHLIGHTS

- Attracted new customers with targeted ads

- Connected community to a greater purpose through True Confidence Collective

- Educated about health topics and our products with Activate Thursdays Facebook Live events

TrueConfidence *Collective*

CHALLENGE WEEK 1

Personal Challenge:

Get 10 people (strangers and friends) to smile this week by greeting or acknowledging them



3 Compensation

Modernized Evolve Compensation Plan helps new consultants earn faster, rewards them for any way they want to work, and gives them the flexibility to earn only on sales to customers or also through building a team of consultants

HIGHLIGHTS

- Fully redesigned Evolve Compensation Plan and product pricing structure supports profitability for the Company and the consultants

- Evolve drives the right business-building behaviors at each stage of the Consultant Path, progressing through Share, Build & Grow, then Lead to create long-term product sales and leadership development

- Rewards Circle loyalty program supports consultants' ability to retain customers longer

- Business incentives, including MVP builder and Run to Pro 4, create excitement and engagement



4 Consumer Experience

Build trust, create positive experiences, and provide compelling motivators for placing repeat orders

HIGHLIGHTS

- Created LifeVantage® Rewards Circle loyalty program in which customers can earn credits to use for future orders when they order products on subscription and also receive gifts for meeting spending thresholds

- Offered tailored promotions to active subscribers

- Started an automated welcome series of emails for customers to encourage repeat orders through education and special offers for additional purchases

LifeVantage
REWARDS *circle*
SUBSCRIBE. SAVE. GET REWARDS.

Who? Customers with an active Subscription.

How?
1. Subscribe to your favorite products.
2. Earn a $10 Reward Credit every time your Subscription spend adds up to $200 (total from single or multiple orders).
3. Become an Insider and earn DOUBLE the Reward Credits every time your Subscription spend reaches $200 (total from single or multiple orders).

INSIDER STATUS is unlocked with your 5th Reward Credit when you reach $1000 Subscription spend (total from multiple orders).

Additional Rewards Circle

10% OFF RETAIL
Save 10% on one-time items added to a Subscription.

EXCLUSIVE OFFERS
Product discounts and promotions exclusively for Rewards Circle Members and Insiders.

REPEAT REWARD
FREE full-sized product in your second consecutive Subscription **order of $100 or more.**

ANNIVER...
FREE full-sized p Subscription wh anniversary mon

$5.99 on all o

CLAIM Y
Log in to your a credits in your V

Redeem up to $ on any order of

Reward Credits so act fast!



5 Digital

Create a connected, digital-first culture to enhance customer relationships and support the consultant experience

HIGHLIGHTS

- Improved website experience and Shop by Solution functionality

- Streamlined subscription and order management

- Enhanced global LifeVantage App to help consultants build their business with shareable coupons and sample tracking

SHOP BY SOLUTIONS

How will you support your health?

Antioxidants

General Wellness

Immune Health

Digestion Health

Skin Care

Hair Care



6

One LifeVantage Community

Grow the community of those positively impacted by LifeVantage through entering new markets and leaving a legacy of a better world for all

HIGHLIGHTS

- Opened Philippines market in fiscal 2022, quickly grew to one of the largest markets.

- Focused on benchmarking and creating future goals for environmental, social, and governance priorities

- Support LifeVantage Legacy through service hours and by providing donations to those in need



We Address Key Product Categories in Attractive Markets

We target the two largest product categories – wellness and cosmetics – and have a presence in some of the largest direct selling markets

% OF DIRECT SELLING REVENUE BY CATEGORY[1]



Wellness 30%
Cosmetics & Personal Care 23%
Households Goods & Durables 15%
Other 6%
Financial Services 5%
Clothing & Accessories 4%
Books, Toys, Stationery, etc. 4%
Foodstuff & Beverages 4%
Utilities 4%
Home Care 3%
Home Improvement 3%

TOP 10 DIRECT SELLING MARKETS BY REVENUE ($M)[1]



United States $40,520
Korea $18,475
Germany $17,986
China $15,818
Japan $11,616
Malaysia $8,634
Brazil $7,632
Mexico $5,888
France $4,583
Taiwan $4,582



1. Source: World Federation of Direct Selling Associations, "Global Sales by Product Category – 2022," July 13, 2023. Available at: https://wfdsa.org/wp-content/uploads/2023/08/Product-Report-2022.pdf.
2. Source: World Federation of Direct Selling Associations, "WFDSA Stats," August 2023. Available at: https://heyzine.com/flip-book/WFDSASTATS_Aug2023V3#page/16.

Appendix:
Channel Peer Group and
Total Shareholder Returns



Channel Peer Group

LifeVantage compares its performance against a peer group of publicly traded direct selling companies that deliver nutritional/dietary supplement products.

The peer group consists of: Herbalife Ltd., Nu Skin Enterprises, Inc., Nature's Sunshine products, Inc., Mannatech, Incorporated and USANA Health Sciences, Inc.

We believe that these companies – with which we compete for customers and consultants, and which are subject to similar market, macroeconomic and other dynamics – are the most appropriate comparators

Ticker	Company	Market Cap ($M)[1]	Enterprise Value ($M)[1]	Employees[1]
LFVN	**LifeVantage Corporation**	**$92.8**	**$84.3**	**248**
HLF	Herbalife Ltd.	$1,352.3	$3,653.6	10,100
MTEX	Mannatech, Incorporated	$17.0	$13.7	228
NATR	Nature's Sunshine Products, Inc.	$311.4	$265.0	800
NUS	Nu Skin Enterprises, Inc. Class A	$916.0	$1,245.9	3,800
USNA	USANA Health Sciences, Inc.	$1,069.7	$769.5	1,900

1. Source: FactSet. Data as of October 12, 2023. Employee data as of the end of last fiscal year.



Our Returns Have Generally Exceeded or Been In-Line with Our Channel Peers

TSR SINCE LV360 ANNOUNCEMENT[1]



1-YEAR TSR[1]



3-YEAR TSR[1]



5-YEAR TSR[1]



1.   Source: FactSet. Data as of October 12, 2023.



LifeVantage Has Outperformed Our Channel Peers During The Tenures of Mr. Mauro and Mr. Lewis

TSR DURING GARRY MAURO'S TENURE[1]



TSR DURING MICHAEL BEINDORFF'S TENURE[1]



TSR DURING DARWIN LEWIS' TENURE[1]



INVESTOR PRESENTATION   1.   Source: FactSet. Data as of October 12, 2023. "Channel Peers" include Herbalife, Nu Skin Enterprises, Nature's Sunshine Products, Mannatech and USANA Health Sciences. Peer data refers to median.



Our Financial Performance Has Been the Key Driver of Our Shareholder Returns

ONE-DAY TOTAL SHAREHOLDER RETURN[1]

```
30%

25%

20%

15%

10%

5%

0%

(5%)
        Sudbury Capital 13D      LV360 Announcement      Q3 2023 Earnings      Radoff 13D          Radoff-Sudbury Nominations    Q4 2023 Earnings
        (Sep. 6, 2022)           (Jan. 19, 2023)         (May 4, 2023)         (May 15, 2023)      (Aug. 11, 2023)               (Aug. 28, 2023)
```

■ LifeVantage   ■ Russell 2000

1.   Source: FactSet.



SECTION VII

Appendix:
Non-GAAP Reconciliations



Reconciliation of Adjusted EBITDA

(In thousands)	Three Months Ended					Fiscal Year Ended	
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	June 30, 2023	June 30, 2022
GAAP Net Income (loss)	$ 1,966	$ 1,022	$ (1,058)	$ 610	$ (1,416)	$ 2,540	$ 3,120
Interest (income) expense	(107)	(59)	(32)	-	-	(198)	10
Provision for income taxes	590	643	(17)	242	423	1,459	1,571
Depreciation and amortization[1]	901	859	968	841	818	3,579	3,261
Non-GAAP EBITDA	3,350	2,465	(139)	1,693	(175)	7,380	7,962
Adjustments							
Stock compensation expense	946	817	824	602	406	3,188	1,768
Other expense, net	154	(7)	(125)	438	284	458	669
Impairment of investment	-	-		-	2,205	-	2,205
Other adjustments[2]	368	6	234	89	(996)	695	228
Total adjustments	1,468	816	933	1,129	1,899	4,341	4,870
Non-GAAP Adjusted EBITDA	$ 4,818	$ 3,281	$ 794	$ 2,822	$ 1,724	$ 11,721	$ 12,832
Revenue, net	54,221	53,741	53,662	51,774	50,943	213,398	206,360
Non-GAAP Adjusted EBITDA Margin	8.9%	6.1%	1.5%	5.5%	3.4%	5.5%	6.2%

1. Includes $116,000 of accelerated depreciation related to a change in lease term for the year ended June 30, 2023.
2. Includes lease abandonment; class-action lawsuit expenses, net of recoveries; executive team litigation and key management severance expenses, net; and executive team recruiting and transition expenses.



Appendix:
Important Information



Important Information

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company's stockholders in connection with its upcoming fiscal year 2024 Annual Meeting of Stockholders (the "Annual Meeting"). The Company filed its definitive proxy statement and a WHITE proxy card with the SEC on September 21, 2023 in connection with any such solicitation of proxies from the Company's stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION. The Company's definitive proxy statement contains information regarding the direct and indirect interests, by security holdings or otherwise, of the Company's directors and executive officers in the Company's securities. Information regarding subsequent changes to their holdings of the Company's securities can be found in the SEC filings on Forms 3, 4, and 5, which are available on the Company's website at investor.lifevantage.com/financial-information/sec-filings or on the SEC's website at www.sec.gov. Information can also be found in the Company's other SEC filings, including its Annual Report on Form 10-K for the year ended June 30, 2022, filed with the SEC on August 28, 203. Stockholders may obtain the definitive proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge on the SEC's website at www.sec.gov. Copies will also be available at no charge on the Company's website at investor.lifevantage.com/financial-information/sec-filings.



Cautionary Statements

Cautionary Note Regarding Forward Looking Statements

This presentation contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as "believe," "will," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," "look forward to," "goal," "may be," and variations thereof, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. The declaration and/or payment of a dividend during any quarter provides no assurance as to future dividends, and the timing and amount of future dividends, if any, could vary significantly in comparison both to past dividends and to current expectations. Examples of forward-looking statements include, but are not limited to, statements we make regarding executing against and the benefits of our key initiatives, future growth, including geographic and product expansion, the impact of COVID-19 on our business, expected financial performance, and expected dividend payments in future quarters. Such forward-looking statements are not guarantees of performance and the Company's actual results could differ materially from those contained in such statements. These forward-looking statements are based on the Company's current expectations and beliefs concerning future events affecting the Company and involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, among others, further deterioration to the global economic and operating environments as a result of future COVID-19 developments, as well as those discussed in greater detail in the Company's Annual Report on Form 10-K and the Company's Quarterly Report on Form 10-Q under the caption "Risk Factors," and in other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission (the "SEC"). The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. All forward-looking statements are based on information currently available to the Company on the date hereof, and the Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this document, except as required by law.

Statement About Non-GAAP Financial Measures

This presentation includes information about certain financial measures that are not prepared in accordance with GAAP, including Non-GAAP Adjusted EBITDA and Non-GAAP Adjusted EBITDA margin. We define Non-GAAP Adjusted EBITDA as earnings before interest expense, income taxes, depreciation and amortization, stock compensation expense, other income, net, and certain other adjustments and Non-GAAP Adjusted EBITDA margin as Non-GAAP Adjusted EBITDA divided by total revenue. Non-GAAP Adjusted EBITDA and Non-GAAP Adjusted EBITDA margin may not be comparable to similarly titled measures reported by other companies.

We are presenting Non-GAAP Adjusted EBITDA and Non-GAAP Adjusted EBITDA margin because management believes that they provide additional ways to view our operations when considered with both our GAAP results and the reconciliation to net income, which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. Non-GAAP Adjusted EBITDA and Non-GAAP Adjusted EBITDA margin are presented solely as supplemental disclosure because: (i) we believe these measures are a useful tool for investors to assess the operating performance of the business without the effect of these items; (ii) we believe that investors will find this data useful in assessing stockholder value; and (iii) we use Non-GAAP Adjusted EBITDA and Non-GAAP Adjusted EBITDA margin as benchmarks to evaluate our operating performance or compare our performance to that of our competitors. The use of Non-GAAP Adjusted EBITDA and Non-GAAP Adjusted EBITDA margin has limitations and you should not consider these measures in isolation from or as an alternative to the relevant GAAP measure of net income prepared in accordance with GAAP, or as a measure of profitability or liquidity.

